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                                                               EXHIBIT (A)(10)

                             FOR IMMEDIATE RELEASE
                             ---------------------

For More Information Contact:

Thomas N. Ward
Executive Vice President and Chief Operating Officer
First Southern Bancshares, Inc.
Telephone:  (256) 718-4202


                   FIRST SOUTHERN BANCSHARES, INC. ANNOUNCES
                     FINAL RESULTS OF ISSUER TENDER OFFER

      Florence, Alabama; October 7, 1999. First Southern Bancshares, Inc. (the "Company") (NASDAQ: FSTH), the holding company for First Southern Bank, announced today final results of the Modified Dutch Auction Issuer Tender Offer that expired on Thursday, September 30, 1999 at 5:00 p.m., Eastern time.

      Consistent with the preliminary results announced on October 1, 1999, the Company will purchase 307,871 shares at $13.50 per share. This number represents approximately 95.4% of all shares tendered at $13.50 per share and below and 89% of all shares tendered. Payment will be made on or about October 11, 1999. All shares tendered above $13.50 per share and all shares not purchased because of proration will be returned promptly.

      The value of the purchased shares is approximately $4.2 million and represent approximately 18.7% of the 1,643,562 shares of common stock of the Company outstanding at October 1, 1999. The purchased shares will be held in the Company's treasury, so that as a result of the repurchase the Company will have 1,335,691 shares issued, of which 1,335,691 will be outstanding.

      At or for the six months ended June 30, 1999, the Company reported the following financial ratios (unaudited):

      Return on average equity                                   7.23%
      Dividend payout ratio                                     64.10%
      Average shareholders' equity to average total assets      10.06%
      Book value per share                                     $11.03

      On a pro forma basis at or for the six months ended June 30, 1999, accounting for the 307,871 shares purchased at $13.50 per share, these financial ratios are as follows (unaudited):

      Return on average equity                                   7.45%
      Dividend payout ratio                                     57.50%
      Average shareholders' equity to average total assets       9.09%
      Book value per share                                     $10.39



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      The Company commenced the Tender Offer on August 31, 1999. Under the terms of the Tender Offer, the Company offered to repurchase up to 275,000 shares of its common stock within a price range of $12.75 per share to $14.00 per share.

      At  June  30,  1999,   the  Company  had  assets  of  $176.4  million  and
stockholders equity of $18.0 million. First Southern Bank, a FDIC-insured commercial bank, serves individuals and businesses located in Lauderdale and Colbert Counties in Northwest Alabama.

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